Exhibit 99.49

DHX MEDIA LTD.

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

December 15, 2014

The annual meeting (the “Meeting”) of the holders of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVVS” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”) in the capital of DHX Media Ltd. (the “Company” or “DHX”) will be held at the Four Seasons Hotel, 60 Yorkville Avenue, Toronto, Ontario on December 15, 2014 at 10:30 a.m. (Toronto time) for the following purposes:

1.	To receive and consider the audited financial statements of the Company for the fiscal year ended June 30, 2014, together with the auditors report thereon;

2.	To elect directors for the ensuing year;

3.	To re-appoint PricewaterhouseCoopers, LLP as the auditors of the Company and to authorize the directors to fix the remuneration to be paid to the auditors; and

4.	To transact such other business as may properly come before the meeting or any adjournment thereof.

The specific details of the matters to be put before the Meeting are set forth in the accompanying Circular.

If you are a registered holder of Shares, you are requested to complete, sign, date and return to Computershare Investor Services Inc. ("Computershare"), the transfer agent and registrar of the Company, the enclosed form of proxy whether or not you are able to attend the Meeting in person. All instruments appointing proxies to be used at the Meeting must be deposited with Computershare, 100 University Avenue, 9th Floor, Toronto, Ontario, M5J 2Y1 not later than 10:30 a.m. (Toronto time) on December 11, 2014, the second last business day preceding the date of the Meeting or with the Chair of the Meeting prior to the commencement of the Meeting on the date of the Meeting, and any instruments appointing proxies to be used at any adjournment or postponement of the Meeting must be so deposited at least 48 hours (excluding Saturdays, Sundays and holidays) prior to the time set for such adjournment or postponement of the Meeting or with the Chair of the adjourned or postponed Meeting prior to the commencement of the Meeting on the date of the Meeting.

If you are a non-registered holder of Shares (for example, if you hold Shares in an account with a broker, dealer or other intermediary), you should follow the voting procedures described in the voting instruction form or other document accompanying the Circular or call your broker, dealer or other intermediary for information on how you can vote your shares.

The board of directors of the Company has fixed November 10, 2014 as the record date for the determination of holders of Shares entitled to receive notice of and vote at the Meeting. Any persons who were not holders of Shares and who acquired Shares after the record date will not be entitled to receive notice of or vote those Shares at the Meeting.

For the purposes of the Meeting, each holder of Voting Shares will be entitled to one vote for each Voting Share held, subject to the voting restrictions and adjustments attached to the Variable Voting Shares as discussed under “Voting Shares” in the Company’s accompanying management information circular. The votes attached to the PVVS as a class will, in the aggregate, not be less than 1% of the votes attached to all shares of the Company, subject to adjustments attached to the PVVS. The holder of the PVVS, the Chief Executive Officer of the Company, Dana Landry, has entered into a shareholders agreement pursuant to which, among other things, Mr. Landry agreed not to grant a proxy or other right to vote the PVVS except to a representative of the Company designated by the board of directors. Additional information concerning the PVVS can be found under “Voting Shares” in the Company’s accompanying management information circular.

By order of the board of directors

(signed) Mark Gosine

EVP, Legal Affairs, General Counsel & Corporate Secretary

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DHX MEDIA LTD.

MANGEMENT INFORMATION CIRCULAR

FOR THE

ANNUAL MEETING OF SHAREHOLDERS

December 15, 2014

ABOUT THIS CIRCULAR

This Management Information Circular (the “Circular”) is being sent by the management of DHX Media Ltd. (the “Company” or “DHX”) to all holders (the “Shareholders”) of (i) Common Voting Shares (the “Common Voting Shares”), (ii) Variable Voting Shares (the “Variable Voting Shares” and, together with the Common Voting Shares, the “Voting Shares”), and (iii) Preferred Variable Voting Shares (the “PVVS” and, together with the Common Voting Shares and the Variable Voting Shares, the “Shares”), together with a notice of an annual meeting of the Shareholders and documents required to vote at the annual meeting (the “Meeting”) of the Shareholders. The Circular’s purpose is:

•	to explain how you, as a Shareholder, can vote at the Meeting, either in person or by transferring your vote to someone else to vote on your behalf;

•	to request that you authorize DHX’s Executive Chairman (or his alternate) to vote on your behalf in accordance with your instructions set out on the proxy form;

•	to inform you about the business to be conducted at the Meeting; and

•	to give you important background information to assist you in deciding how to vote.

Additional information relating to DHX is available on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com. Financial information of DHX is provided in DHX’s comparative financial statements and management’s discussion and analysis (“MD&A”) for its most recently completed financial year and its most recently completed interim period. Shareholders may contact DHX to request copies of DHX’s financial statements and MD&A by sending an email with that request to info@dhxmedia.com.

No person has been authorized to give any information or to make any representation in connection with the matters to be considered at the Meeting other than those contained in this Circular and, if given or made, any such information or representation must not be relied upon as having been authorized. Solicitation of proxies will be primarily by mail, but may also be undertaken by way of telephone, fax, e-mail or oral communication by the directors, officers and employees of DHX and its subsidiaries, at no additional compensation. All costs associated with the solicitation of proxies by DHX and its subsidiaries will be borne by DHX and its subsidiaries.

Unless otherwise specified herein, all references to dollar amounts shall be to Canadian dollars.

SOLICITATION OF PROXIES

This Circular and accompanying form of proxy (the “Proxy”) is furnished in connection with the solicitation by management of DHX of proxies to be used at the Meeting. It is expected that the solicitation will be primarily by mail, but proxies may also be solicited personally, by advertisement or by telephone, by directors, officers or employees of DHX without special compensation. The cost of solicitation will be borne by DHX.

APPOINTMENT OF PROXYHOLDER

The persons specified in the enclosed Proxy are officers of DHX. Each Shareholder has the right to appoint as proxyholder a person (who need not be a Shareholder) other than the persons designated by management of DHX in the Proxy to attend and act on the Shareholder’s behalf at the Meeting or at any adjournment thereof. Such right may be exercised by inserting the name of the person in the blank space provided in the Proxy or by completing another form of proxy.

A person or company whose name appears on the books and records of DHX as a holder of Shares is a registered Shareholder. A non-registered Shareholder is a beneficial owner of Shares whose shares are registered in the name of an intermediary (such as a bank, trust company, securities dealer or broker, or a clearing agency in which an intermediary participates).

Registered Shareholders

A registered Shareholder can vote Shares owned by it at the Meeting in one of two ways – either in person at the Meeting or by proxy. A registered Shareholder who wishes to vote in person at the Meeting should not complete or return the Proxy included with this Circular. Those registered Shareholders choosing to attend the Meeting will have their votes taken and counted at the Meeting. A registered Shareholder who does not wish to attend the Meeting or does not wish to vote in person should properly complete and deliver the Proxy, and the Shares represented by the Shareholder’s Proxy will be voted or withheld from voting in accordance with the instructions indicated on the Proxy, or any ballot that may be called at the Meeting or any adjournment thereof.

A registered Shareholder must submit his or her Proxy by completing, dating and signing the Proxy and returning it using the envelope provided or otherwise to Computershare Investor Services Inc., 100 University Avenue, 9th Floor, North Tower, Toronto, Ontario, M5J 2Y1 (“Computershare”).

To be effective, a proxy must be received by Computershare no later than 10:30 a.m. (Toronto time) on December 11, 2014 or, if the Meeting is adjourned, 48 hours (Saturdays, Sundays and holidays excepted) prior to the time of holding of the Meeting or any adjournment thereof.

Non-Registered Shareholders

The information set forth in this section is of significant importance to many Shareholders as a substantial number of Shareholders do not hold their Voting Shares in their own name. Shareholders who do not hold their Voting Shares in their own name (the “Beneficial Shareholders”) should note that only proxies deposited by Shareholders whose names appear on the records of DHX as the registered holders of Voting Shares can be recognized and acted upon at the Meeting. If the Voting Shares are listed in an account statement provided to a Shareholder by a broker, then in almost all cases those shares will not be registered in the Shareholder’s own name on the records of DHX. Such Voting Shares will more likely be registered in the name of the Shareholder’s broker or an agent of that broker. In Canada, the vast majority of shares are registered in the name of CDS & Co. (the registration name for CDS Clearing and Depository Services Inc., which acts as nominee for many Canadian brokerage firms). Voting Shares held by brokers or their agents or nominees can only be voted (for or against resolutions) upon the instructions of the Beneficial Shareholder. Without specific instructions, brokers and their agents and nominees are prohibited from voting Voting Shares for the broker’s clients. Therefore, each Beneficial Shareholder should ensure that voting instructions are communicated to the appropriate person well in advance of the Meeting.

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Applicable regulatory policy requires brokers to seek voting instructions from Beneficial Shareholders in advance of shareholders’ meetings. Every broker has its own mailing procedures and provides its own return instructions to clients, which should be carefully followed by Beneficial Shareholders in order to ensure their Voting Shares are voted at the Meeting. In certain cases, the form of proxy supplied to a Beneficial Shareholder by its broker (or the agent of the broker) is identical to the Proxy provided to Registered Shareholders, however, its purpose is limited to instructing the Registered Shareholder (i.e., the broker or agent of the broker) how to vote on behalf of the Beneficial Shareholder. The majority of Canadian brokers now delegate responsibility for obtaining instructions from clients to Broadridge Investor Communications (“Broadridge”). Broadridge typically prepares a machine-readable voting instruction form (“VIF”), mails that form to the Beneficial Shareholders and asks Beneficial Shareholders to return the instruction forms to Broadridge. Alternatively, Beneficial Shareholders can either call Broadridge’s toll-free telephone number to vote their Voting Shares or access Broadridge’s dedicated voting website at www.proxyvotecanada.com to deliver their voting instructions. Broadridge then tabulates the results of all instructions received and provides instructions respecting the voting of Voting Shares to be represented at the Meeting. A Beneficial Shareholder receiving a voting instruction form from Broadridge cannot use that form to vote Voting Shares directly at the Meeting – voting instructions must be provided to Broadridge (in accordance with the instructions set forth on the Broadridge form) well in advance of the Meeting in order to have the Voting Shares voted. If you have any questions respecting the voting of Voting Shares held through a broker or other intermediary, please contact that broker or other intermediary for assistance.

Beneficial Shareholders fall into two categories those who object to their identity being made known to the issuers of securities which they own (“Objecting Beneficial Owners”, or “OBOs”) and those who do not object to their identity being made known to the issuers of the securities they own (“Non-Objecting Beneficial Owners”, or “NOBOs”). Subject to the provisions of National Instrument 54-101- Communication with Beneficial Owners of Securities of Reporting Issuers (“NI 54-101”) issuers may request and obtain a list of their NOBOs from intermediaries via their transfer agents. Pursuant to NI 54-101, issuers may obtain and use the NOBO list for distribution of proxy-related materials directly to such NOBOs.

DHX has decided to take advantage of the provisions of NI 54-101 that permit it to deliver proxy-related materials directly to its NOBOs. As a result, any NOBO of DHX can expect to receive a scannable VIF from Computershare, rather than Broadridge as described above. Please complete and return the VIF to Computershare in the envelope provided or by facsimile. In addition, telephone voting and internet voting are available as further described in the VIF. Instructions in respect of the procedure for telephone and internet voting can be found in the VIF. Computershare will tabulate the results of the VIFs received from DHX’s NOBOs and will provide appropriate instructions at the Meeting with respect to the shares represented by the VIFs received by Computershare.

DHX’s OBOs can expect to be contacted by Broadridge or their brokers or their broker’s agents as set out above.

Although a Beneficial Shareholder may not be recognized directly at the Meeting for the purposes of voting Voting Shares registered in the name of his or her broker, a Beneficial Shareholder may attend the Meeting as proxyholder for the Registered Shareholder and vote the Voting Shares in that capacity. Beneficial Shareholders who wish to attend the Meeting and indirectly vote their Voting Shares as proxyholder for the Registered Shareholder should enter their own names in the blank space on the Proxy provided to them and return the same to their broker (or the broker’s agent) in accordance with the instructions provided by such broker.

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REVOCATION OF PROXIES

A registered Shareholder who has given a proxy may revoke it by depositing an instrument in writing signed by the Shareholder or by the Shareholder’s attorney, who is authorized in writing, at the registered office of DHX, 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7 at any time up to 5:00 p.m. (Halifax time) on the last business day preceding the date of the Meeting, or in the case of any adjournment of the Meeting, 5:00 p.m. (Halifax time) on the last business day preceding the date of the adjournment, or with the Chair of the Meeting on the day of, and prior to the start of, the Meeting or any adjournment thereof. A registered Shareholder may also revoke a proxy in any other manner permitted by law. A Beneficial Shareholder may revoke voting instructions by written notice to the intermediary to whom the instructions were given. Beneficial Shareholders should refer to their VIF for further information on revoking voting instructions. Any revocation notice should be delivered to the intermediary well in advance of the Meeting to allow the intermediary time to process the revocation.

VOTING OF PROXIES

On any ballot that may be called for, Shares represented by properly executed proxies in favour of the person designated by management of DHX in the Proxy will be voted for or withheld from voting in accordance with the instructions given thereon. If a choice is specified with respect to any matter to be acted on, the Shares will be voted accordingly. If a specification is not made with respect to any matter, the Shares will be voted in such manner as stated therein.

The Proxy confers discretionary authority upon the person specified therein with respect to amendments or variations to matters identified in the accompanying Notice of Meeting, and with respect to other matters which may properly come before the Meeting or any adjournment thereof. As of the date of this Circular, management of DHX is not aware of any such amendment, variation or other matter to come before the Meeting. However, if any amendments or variations to matters identified in the accompanying Notice of Meeting, or any other matters that are not now known to management, should properly come before the Meeting or any adjournment thereof, the Shares represented by properly executed proxies given in favour of the persons designated by management of DHX in the Proxy will be voted on such matters pursuant to such discretionary authority.

VOTING SHARES

Summary of the Company’s Share Capital Structure

The Company recently sought, and on September 30, 2014 obtained, approval from its shareholders to reorganize its share capital structure. The Company’s share capital structure reorganization became effective on October 6, 2014 and on such date each Common Share of the Corporation which was not owned and controlled by a Canadian for the purposes of the Broadcasting Act (Canada) (the “Broadcasting Act”) was converted into one Variable Voting Share and each Common Share which was owned and controlled by a Canadian for the purposes of the Broadcasting Act was converted into one Common Voting Share. All of the unissued Common Shares of the Company were cancelled.

The purpose of such share capital reorganization was to facilitate the Company’s compliance with legal requirements relating to Canadian ownership and control of broadcasting undertakings embodied in a direction (the "Direction") from the Governor in Council (i.e. Cabinet of the Canadian federal government) to the Canadian Radio-television and Telecommunications Commission (the "CRTC") pursuant to authority contained in the Broadcasting Act following the Company’s acquisition of a company holding certain broadcasting undertakings constituting the Family Channel business. Under the Direction, non-Canadians are permitted to own and control, directly or indirectly, up to 33 1/3% of the votes of a holding company, such as DHX, which has a subsidiary operating company licensed under the Broadcasting Act. The Direction also limits the number of voting shares that may be owned and controlled by non-Canadians to 33 1/3% of the outstanding voting shares, without regard to the number of votes that may be exercised in respect of each such share.

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The voting and other terms applicable to the Company’s Shares, summarized below under “Common Voting Shares”, “Variable Voting Shares” and “Preferred Variable Voting Shares” are intended to facilitate the Company’s compliance with the Canadian ownership rules under the Direction.

Common Voting Shares

As at November 10, 2014, DHX had 69,170,439 Common Voting Shares issued and outstanding.

The terms of the Common Voting Shares provide that each Common Voting Share shall be converted into one Variable Voting Share, automatically and without any further act of the Company or the holder, if such Common Voting Share is or becomes owned or controlled by a person who is not a Canadian.

Each Common Voting Share is entitled to one vote, without cumulation, on each matter to be voted upon at the Meeting.

Variable Voting Shares

As at November 10, 2014, DHX had 51,053,765 Variable Voting Shares issued and outstanding.

Each issued and outstanding Variable Voting Share shall be automatically converted into one Common Voting Share, without any further intervention on the part of the Company or the holder, if (i) the Variable Voting Share is or becomes owned and controlled by a Canadian; or if (ii) the provisions contained in or promulgated under the Broadcasting Act relating to foreign ownership restrictions are repealed and not replaced with other similar provisions in applicable legislation.

Each Variable Voting Share is entitled to vote on each matter to be voted upon at the Meeting. Variable Voting Shares carry one vote per share held, except where (i) the number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares exceeds 33 1/3% of the total number of votes that may be exercised in respect of all issued and outstanding Variable Voting Shares, Common Voting Shares and PVVS (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder), or (ii) the total number of votes cast by or on behalf of the holders of Variable Voting Shares at the Meeting on any matter on which a vote is to be taken exceeds 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at such meeting.

If either of the above-noted thresholds is surpassed, the vote attached to each Variable Voting Share will decrease automatically without further act or formality. Under the circumstances described in clause (i) of the paragraph above, the Variable Voting Shares as a class cannot carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total voting rights attached to the aggregate number of issued and outstanding Variable Voting Shares, Common Voting Shares and PVVS of the Company. Under the circumstances described in clause (ii) of the paragraph above, the Variable Voting Shares as a class cannot, for the purposes of the Meeting, carry more than 33 1/3% (or any greater percentage that would qualify the Company as a "Canadian" pursuant to the Broadcasting Act or in any regulation or direction made thereunder) of the total number of votes that may be cast at the meeting.

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Shareholders who wish to vote at the meeting either by completing and delivering a proxy or a voting instruction form or by attending and voting at the meeting will be required to complete a Declaration of Canadian Status in order to enable DHX to comply with the restrictions imposed by its articles and the Direction on the ownership and voting of its Voting Shares. If a Shareholder does not complete such declaration or if it is determined by DHX or its transfer agent that a Shareholder incorrectly indicated (through inadvertence or otherwise) that the shares represented by the proxy are owned and controlled by a Canadian, such Shareholder will be deemed to be a non-Canadian for purposes of voting at the meeting. Such declaration is contained in the accompanying form of proxy or in the voting instruction form provided to you if you are a nonregistered shareholder.

Preferred Variable Voting Shares

As at November 10, 2014, DHX had 100,000,000 PVVS issued and outstanding.

The votes attached to the PVVS as a class are automatically adjusted so that they, together with the votes attached to Voting Shares (as determined based on inquires DHX has made of the holders of Voting Shares and depositary interests) equal 55% of the votes attached to all shares in the capital of DHX. The votes attached to the PVVS as a class will, in aggregate, not be less than 1% of the votes attached to all shares in the capital of DHX.

The votes attached to the PVVS as a class is determined based on the ownership of Voting Shares ascertained through the monitoring process to be undertaken by the board of directors of DHX. Currently, the Company monitors the level of ownership of Variable Voting Shares by obtaining data on (i) registered shareholders from its transfer agent and registrar, Computershare, and (ii) beneficial shareholders from the Canadian Depository for Securities (CDS) and the United States Depository Trust Company (DTC). If no response to these inquiries is received from a particular broker or market intermediary, then the shares or depositary interests held by that broker or market intermediary are deemed to be Variable Voting Shares. The votes attached to the PVVS as a class for any meeting of Shareholders is determined once the ownership of Voting Shares has been established through this monitoring process.

On November 12, 2014, the PVVS were transferred by DHX’s Executive Chairman, Michael Donovan, to DHX’s Chief Executive Officer, Dana Landry in accordance with the terms of a shareholders agreement among the Company and holders of the PVVS (the “PVVS Shareholder Agreement”). On the date of such transfer, Mr. Landry entered into the PVVS Shareholder Agreement with DHX, pursuant to which Mr. Landry (i) agreed not to transfer the PVVS, in whole or in part, if it is determined by the Board to be in the best interests of DHX to enable DHX to qualify for tax credits or government incentives, except with the prior written approval of the Board, (ii) granted to DHX the unilateral right to compel the transfer of the PVVS, at any time and from time to time, in whole or in part, to a person designated by the Board and (iii) granted to DHX a power of attorney to effect any transfers contemplated by the PVVS Shareholder Agreement. The Board will not approve or compel a transfer without first obtaining the approval of the TSX and the PVVS Shareholder Agreement cannot be amended, waived or terminated unless approved by the TSX.

Quorum

A quorum of Shareholders is present at the Meeting if there are persons not being less than two in number and holding or representing by proxy not less than 25 percent of the issued and outstanding shares of DHX enjoying voting rights at such meeting.

Record Date

The Board has fixed November 10, 2014 as the record date (the “Record Date”) for the Meeting. Any holder of Shares of record at the close of business on the Record Date is entitled to vote the Shares registered in such Shareholder’s name at that date on each matter to be acted upon at the Meeting. On a show of hands, every Shareholder and proxyholder present in person shall have one vote and, on a ballot, every Shareholder and proxyholder present shall have one vote for each share of which he or it is the Shareholder or proxyholder.

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Principal Shareholders

To the knowledge of the Directors and officers of DHX, as at the date of this Circular, except for the person or company listed below, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding Voting Shares:

Variable Voting Shares

		Percentage of	Percentage of
	Number of Variable	Outstanding Variable	Outstanding Voting
Name of Shareholder	Voting Shares Held	Voting Shares	Shares
Luxor Capital Group, LP	20,471,650	38.47%	17.07%

To the knowledge of the directors and officers of the Company, as at the date of this Circular, except for the person listed below, no person or company beneficially owned, directly or indirectly, or exercised control or direction over, more than 10% of the voting rights attached to the outstanding PVVS:

Preferred Variable Voting Shares

Name of Shareholder	Number of PVVS Held	Percentage of Outstanding PVVS
Dana Landry	100,000,000	100%

MATTERS TO BE ACTED UPON AT THE MEETING

1.	Election of Directors

The Board has fixed the number of directors to be elected at the Meeting at ten. Each director will hold office, subject to the provisions of the Company’s by-laws, until the next annual meeting of shareholders or until the successor of such director is duly elected or appointed.

The board of directors of DHX has adopted a majority voting policy in director elections that will apply at any meeting of Shareholders where an uncontested election of directors is held. Pursuant to this policy, if the number of proxy votes withheld for a particular director nominee is greater than the votes for such director, the director nominee will be required to submit his or her resignation to the Chairman of the board promptly following the applicable Shareholders’ meeting. Following receipt of resignation, the corporate governance and nominations committee of the Company will consider whether or not to accept the offer of resignation and make a recommendation to the board. Within 90 days following the applicable Shareholders’ meeting, the board shall publicly disclose their decision whether to accept the applicable director’s resignation or not, including the reasons for rejecting the resignation, if applicable. A director who tenders his or her resignation pursuant to this policy will not be permitted to participate in any meeting of the board or the corporate governance and nominations committee at which the resignation is considered. A copy of the majority voting policy may be found on DHX’s website at www.dhxmedia.com.

The Board recommends that shareholders vote “FOR” the election of each of its proposed nominees to serve on the Company’s board of directors until the next annual meeting of shareholders. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the election of each of the proposed nominees whose names are set forth below, each of whom has been a director since the date indicated below opposite the proposed nominee’s name. The nominees set forth below have consented to being named in this Circular and to serve if elected. Management does not contemplate that any of the proposed nominees will be unable or unwilling to serve as a director, but if that should occur for any reason prior to the Meeting, the Voting Shares represented by properly executed proxies given in favour of such proposed nominee(s) may be voted by the persons designated by management of the Company in the enclosed form of proxy, in their discretion, in favour of another nominee.

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The following table sets forth information with respect to each person proposed to be nominated for election as a director, including the number of Common Voting Shares beneficially owned, directly or indirectly, or over which control or direction was exercised, by such person or the person’s associate or affiliate as at the date of this Circular. The information as to Voting Shares beneficially owned, directly or indirectly, or over which control or direction is exercised, not being within the knowledge of DHX, has been furnished by the respective directors individually.

Directors

Name and Municipality of			Number of Voting Shares
Residence	Principal Occupation	Director Since	Owned
Elizabeth Beale	Economist, President and	November 12, 2014	Nil
Nova Scotia, Canada	CEO, Atlantic Provinces
	Economic Council
David C. Colville	Corporate Director	May 16, 2014	Nil
Halifax, Nova Scotia, Canada
Sir Judson Graham Day(1), (2), (3), (4), and (5)	Corporate Director	January 9, 2006	65,505
Hantsport, Nova Scotia, Canada
Michael Patrick Donovan(1)	Executive Chairman	February 12, 2004	5,524,077
Halifax, Nova Scotia, Canada	(formerly CEO), DHX
	Media Ltd.
Michael Hirsh	Vice Chairman (formerly	October 22, 2012	321,000
Toronto, Ontario, Canada	Chairman), DHX Media
	Ltd.
Dana Sean Landry	Chief Executive Officer	September 23, 2014	177,000
Toronto, Ontario, Canada	(formerly CFO), DHX
	Media Ltd.
D. Geoffrey Machum	Lawyer	May 16, 2014	91,426
Halifax, Nova Scotia, Canada
Robert G. C. Sobey(2)	Corporate Director	December 16, 2010	620,000
Stellarton, Nova Scotia, Canada
Catherine Tait	Media Consultant and	November 12, 2014	2,098
New York, USA	Content Producer,
	Duopoly Inc. and
	iThentic Inc.
Donald Arthur Wright(2), (3) and (4)	Corporate Director	January 9, 2006	185,135
Toronto, Ontario, Canada

(1)	Member of the Production Financing Committee.
(2)	Member of the Compensation Committee.
(3)	Member of the Audit Committee.
(4)	Member of the Corporate Governance and Nominations Committee.
(5)	Lead Director.

DHX does not have an executive committee. The following sets out the principal occupation, business or employment of each proposed director of the Company and other biographical information. Except as noted below, each of the directors of the Company has been engaged for more than five years in his present principal occupation or in other capacities with DHX or organization (or predecessor) in which he currently holds his principal occupation.

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Elizabeth Beale, a non-executive Director of DHX, has been President and CEO of the Atlantic Provinces Economic Council (APEC) since 1996. Prior to this, she worked for 10 years as a Consulting Economist and was APEC's Chief Economist from 1981 to 1986. Ms. Beale was an associate fellow and lecturer in the School of Journalism at the University of King's College from 1981-1991 and a governor of Dalhousie University from 2000 to 2009. She has a long-standing association from 1985-1999 as a Director and subsequently Chair of the Human Resource Development Association and she is a member of the National Statistics Council, an Advisory Board member of the Leslie Harris Centre of Regional Policy and Development at Memorial University, and a Director of Wawanesa Insurance. Ms. Beale is also a member of the board of directors of Invest Nova Scotia. Ms. Beale was born in Edinburgh, Scotland and has lived in Halifax, Nova Scotia since 1975. She is a graduate of the universities of Toronto (B.A., 1973) and Dalhousie (M.A. Economics, 1977).

David C. Colville, P.Eng., a non-executive Director of DHX, is president of DC Communications Consulting Ltd, and a former Commissioner and Vice Chairman of the Canadian Radio-Television and Telecommunications Commission (CRTC). Mr. Colville worked in the telecommunications industry from 1970 to 1980 with Bell Canada and Maritime Tel. & Tel. after which he became the Senior Director, Communications Policy at the Nova Scotia Department of Transportation and Communications. From 1990 to 2004 he was Commissioner and Vice Chairman (from 1995) of the Canadian Radio-Television and Telecommunications Commission (CRTC), during which time he chaired the team investigating internet broadcasting vis-à-vis the Broadcasting Act. Mr. Colville was a founding member of both the Board of Directors of the Nova Scotia Film Development Corp. and the Nova Scotia Educational Television Service.

Sir Judson Graham Day, O.N.S., C.D., Q.C., O.C., a non-executive and Lead Director of DHX, is Counsel to the Atlantic Canada law firm of Stewart McKelvey. He has served as Chairman of the board of directors of Sobeys Inc., Cadbury Schweppes plc, PowerGen plc, British Aerospace plc, Hydro One Inc., Scotia Investments Limited, as well as lead director of The Bank of Nova Scotia. Sir Graham Day is a Fellow of the Institute of Corporate Directors of Canada and a Companion of the Chartered Management Institute in the United Kingdom. He is the Colonel Commandant of the Canadian Forces Legal Branch. He is Chancellor Emeritus of Dalhousie University, was knighted in 1989 by Queen Elizabeth II for services to British industry and is an Officer of the Order of Canada. He has been elected to the Canadian Business Hall of Fame.

Michael Patrick Donovan, Executive Chairman of DHX, has been recognized with numerous awards for his work in the television and film industry, including an Academy Award for the feature documentary Bowling for Columbine. Mr. Donovan was Chief Executive Officer of DHX Media from the time of the Company’s founding, in 2006, until August 2014. He co-founded and was Chairman and Chief Executive Officer of Salter Street Films, which was purchased by Alliance Atlantis in 2001. Mr. Donovan is a member of the National Advisory Council of the Academy of Canadian Cinema and Television, and is former Chair of the Board of Trustees of the Nova Scotia College of Art and Design (NSCAD). Mr. Donovan is one of the creators of This Hour has 22 Minutes, one of Canada’s longest-running television comedy series; and he was producer and one of the creators of the multi-award winning feature film, Shake Hands with the Devil. Mr. Donovan holds a B.A. (1974), LL.B. (1977) and LL.D. (Hon) (2004) degrees from Dalhousie University.

Michael Hirsh, Vice-Chairman, Executive Producer, and Chairman of Digital Sales Group of DHX, is recognized industry wide as a leading business and brand builder. Mr. Hirsh served as Chair of DHX from October 2012 until July 2014. Mr. Hirsh’s achievements have helped shape today’s era in animation production and distribution. In 1971, Mr. Hirsh co-founded Nelvana Limited, where he developed and produced many of television’s most celebrated quality animated programs and in the process pioneered many of the worldwide co-production, marketing and distribution techniques that have become standard industry practice. Some of the shows that Nelvana is best known for are Babar, Berenstain Bears, Care Bears, Droids, Ewoks, Magic School Bus, Franklin, Little Bear, Max and Ruby, Rolie Polie Olie, Bob and Margaret, and Rock & Rule. Nelvana was sold in 2000 and Mr. Hirsh continued to serve as CEO until 2002 when he left the company. In 2004, Mr. Hirsh co-led an investment group to start Cookie Jar Entertainment Inc. where he served as CEO until the acquisition of its business by DHX in October 2012.

11

Dana Sean Landry, CA, currently serves as Chief Executive Officer of DHX (as of July 31, 2014). Mr. Landry was appointed to the board of directors of the Company on September 23, 2014. Mr. Landry previously served as DHX’s Chief Financial Officer from the time of the Company’s founding until July 31, 2014. Before DHX, he was CFO, General Manager and Corporate Secretary for SolutionInc Technologies Limited (“SolutionInc”) from 2003-2006, a public technology company traded on the TSX Venture Exchange. Before joining SolutionInc, Mr. Landry was a financial advisor to Collideascope Digital Productions Inc., an integrated television and new-media production company, and President and Chief Financial Officer of imX Communications Inc., a feature film, MOW and television production company. Mr. Landry began his career at Doane Raymond, Chartered Accountants (now Grant Thornton LLP) and then moved on to PwC where he had extensive involvement with the successful initial public offering of Salter Street Films. Mr. Landry is Chartered Accountant in good standing with the Institute of Chartered Accountants of Nova Scotia and holds a BBA from Acadia University (1993).

D. Geoffrey Machum, Q.C., a non-executive Director of DHX, is a senior partner based in the Halifax office of Stewart McKelvey, a leading Atlantic Canadian Law Firm. He is the firm’s designated Strategic Marketing Partner and serves on its governing Partnership Board, as well as on its Human Resources Committee. He is recognized by national peer based legal publications as a leading practitioner in his chosen fields which include directors and officers liability and governance counsel. Mr. Machum is also Chair of the Halifax Port Authority, is a graduate of the Rotman School of Management’s Intensive Directors Education Program, University of Toronto, and is a member of the Institute of Corporate Directors. Mr. Machum has been involved with several community organizations including as a member of the Board of Governors of the Halifax Grammar School and as a member of the board of directors of Symphony Nova Scotia where he was also chair of the Governance Committee.

Robert (Rob) G. C. Sobey, a non-executive director of DHX, is past President and Chief Executive Officer of Lawtons Drugs having worked for Sobeys Inc. for 25 years, the last 8 as leader of Lawtons Drugs. Mr. Sobey serves on the boards of Empire Company Ltd., Sobeys Inc., Norvista Capital and Seafort Capital. Mr. Sobey has served on numerous volunteer boards and foundations, including the boards of Queen’s University, Nova Scotia College of Art and Design, Nova Scotia Community College, and the Art Gallery of Nova Scotia. Mr, Sobey is Chairman of the Sobey Art Foundation and the annual Sobey Art Award, as well as the D&R Sobey Scholarship Program. He is an Honourary lifetime Governor of AGNS and sits on Britain’s Tate Museum’s American Patrons Committee, Dalhousie University’s Board of Governors, and the Queen’s University School of Business Advisory Board. Appointed Honourary Colonel of the 1st Field Artillery Regiment of Halifax in 2011, he received a Queen Elizabeth II Diamond Jubilee Medal for outstanding service. Mr. Sobey was selected Top CEO for Atlantic Canada in 2009 by Atlantic Business Magazine; he has an honours undergrad, an MBA, and the ICD.D designation.

Catherine Tait, a non-executive Director of DHX, is President of Duopoly Inc., a media consulting company. Ms. Tait has worked in the content production business for over 25 years in Canada and the U.S. She was the CEO and co-founder of iThentic in 2006, an Emmy Award winning digital content company named Canada’s Digital Company of the Year in 2012. Ms. Tait was President and Chief Operating Officer of Salter Street Films from 1997 until its sale to Alliance Atlantis in 2001. Prior to Salter Street Films, Ms. Tait was Executive Director of the Independent Feature Project, the largest independent film organization in the U.S. Ms. Tait began her career in the Canadian federal government at the Department of Communications and then at Telefilm Canada. She was appointed Canada’s Cultural Attache to France in 1989. Ms. Tait is also co-founder and a Director of Hollywood Suite Inc., an independent Canadian broadcast company. She has served as a director of Aliant Inc. (2001-2006), CHUM Ltd (2004-2007) and the Canadian board of eOne Entertainment (2007-2010.) Ms. Tait holds a B.A. from the University of Toronto (1979), an M.Sc. from Boston University (1982) and a D.E.A. from l’Universite de Paris (1983).

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Donald Arthur Wright, a non-executive director of DHX. Mr. Wright is currently the President and Chief Executive Officer of The Winnington Capital Group Inc. He is an active investor in both the private and public equity markets. Mr. Wright’s career has spanned over 30 years in the investment industry. He has held a number of leadership positions, including President of Merrill Lynch Canada, Executive Vice-President, Director and member of the Executive Committee of Burns Fry Ltd., Chairman and Chief Executive Officer of TD Securities Inc. and Deputy Chairman of TD Bank Financial Group. Mr. Wright serves as Chairman of the Board of Directors of GMP Capital Inc. He is also Chairman of the Board of Trustees of Richards Packaging Income Fund. Mr. Wright serves as a Director of several other Canadian corporations. He actively supports numerous charitable organizations. He is a member of the Board of Directors for MaRS Innovation Inc., a member of the Royal Ontario Museum Governors’ Finance Committee, and a member of the Campaign Cabinet of the Phoenix Capital Campaign. He is also a past member of the Board of Trustees of The Hospital for Sick Children, and Past Chairman of the Board of Directors of VIA Rail Canada Inc.

To the knowledge of DHX, none of the proposed nominees for election as directors of DHX: (a) are, as at the date hereof, or have been, within 10 years before the date of this circular, a director, chief executive officer or chief financial officer of any company that, (i) was subject to a cease trade order, an order similar to a cease trade order or an order that denied the relevant company access to any exemption under securities legislation that was in effect for a period of more than 30 consecutive days (an "Order") that was issued while the proposed nominee was acting in the capacity as director, chief executive officer or chief financial officer; or (ii) was subject to an Order that was issued after the proposed nominee ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while that person was acting in the capacity as director, chief executive officer or chief financial officer; (b) are, as at the date of this circular, or have been within 10 years before the date of this circular, a director or executive officer of any company that, while that person was acting in that capacity, or within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or (c) have, within the 10 years before the date of this circular, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed nominee, except for the following:

(i)          Mr. Wright has been a director of Tuscany International Drilling Inc. (“Tuscany”) since December 2008. On February 2, 2014 Tuscany announced that it and one of its subsidiaries, Tuscany International Holdings (U.S.A.) Ltd. (“Tuscany USA”) commenced proceedings under Chapter 11 of the United States Bankruptcy Code (“US Code”) in the United States Bankruptcy Court for the District of Delaware (the “Chapter 11 Proceedings”) to implement a restructuring of the Company’s debt obligations and capital structure through a plan of reorganization under the US Code. Tuscany also announced that it and Tuscany USA intend to commence ancillary proceedings in the Court of Queen's Bench of Alberta under the Companies' Creditors Arrangement Act to seek recognition of the Chapter 11 Proceedings and certain related relief.

(ii)        March Entertainment, a CGI animation studio based in Toronto, filed for bankruptcy in 2013 due to third party default on production financing. Ms. Tait was a director of the company from 2010 to 2012.

2.	Re-Appointment of Auditors and Authorization for Directors to Fix Their Remuneration

PricewaterhouseCoopers, LLP of 1601 Lower Water Street, Suite 400, Halifax, Nova Scotia, B3J 3P6, Canada are the current auditors of DHX. PricewaterhouseCoopers, LLP is registered with the Institute of Chartered Accountants of Nova Scotia and has entered into an agreement with the Canadian Public Accountability Board. At the Meeting, Shareholders will be requested to re-appoint PricewaterhouseCoopers, LLP, as the independent auditors of the Company to hold office until the next annual meeting of Shareholders or until a successor is appointed, and to authorize the board of directors to fix the auditors’ remuneration. PricewaterhouseCoopers, LLP were first appointed as auditors of the Company on October 25, 2004.

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The following table outlines the audit, audit-related, tax and other fees billed to the Company by its external auditor, PricewaterhouseCoopers, in each of the fiscal years ended June 30, 2013 and June 30, 2014.

Audit Fees

	Fiscal Year ended	Fiscal Year ended
Fees	June 30, 2013	Jun 30, 2014
Audit Fees(1)	$788,000	$1,166,000
Audit Related Fees(2)	$95,400	$42,600
Tax Fees(3)	$232,000	$455,600
All Other Fees	-	-

Total	$1,115,400	$1,664,200

(1)	Audit fees are for services related to the audit of the consolidated financial statements (2013 - $475,000 and 2014 - $594,000) and reviewing disclosure in quarterly statements, prospectus filings, business acquisition and stat audits (2013 - $313,000 and 2014 - $1,070,200).
(2)	Audit related fees are for services including those related to production cost audits and bank reporting.
(3)	Tax fees are for services related to tax compliance (2013 - $112.200 and 2014 - $140,200) and planning (2013 - $120,000 and 2014 - $140,200) and due diligence (2013 - Nil and 2014 - $134,700).

The Company’s board of directors recommends that Shareholders vote “FOR” the re-appointment of PricewaterhouseCoopers, LLP as independent auditors for the Company until the next annual meeting of Shareholders or until a successor is appointed and the authorization of the board of directors to fix the auditors’ remuneration. In the absence of a contrary instruction, the persons designated by management of the Company in the enclosed form of proxy intend to vote FOR the re-appointment of PricewaterhouseCoopers, LLP as auditors of the Company to hold office until the next annual meeting of shareholders or until a successor is appointed, and the authorization of the board of directors to fix the remuneration of the auditors.

3.	Other Matters

The Company knows of no other matters to be submitted to the shareholders at the Meeting. If any other matters properly come before the Meeting, it is the intention of the persons named in the enclosed form of proxy to vote the shares they represent in accordance with their judgement on such matters.

EXECUTIVE COMPENSATION

The Company's executive compensation program is administered by the Human Resources and Compensation Committee of the Board of Directors (the "Compensation Committee"). Recommendations are made by the Compensation Committee to the full board for its approval. The Compensation Committee has, as part of its Charter, responsibility for the remuneration of the Chief Executive Officer of the Company. The Compensation Committee also evaluates and approves recommendations of the Company's Chief Executive Officer for the remuneration of other senior officers of the Company, including the Company's named executive officers (determined in accordance with applicable rules), being those individuals holding the position of Chief Executive Officer and Chief Financial Officer and the three other most highly compensated executive officers of the Company whose annual compensation for the fiscal year ended June 30, 2014 exceeded $150,000 ("Named Executive Officers"). The Compensation Committee is composed entirely of independent directors.

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Human Resources and Compensation Committee

The primary function of the Compensation Committee is to determine and make recommendations with respect to all forms of compensation granted to the Chief Executive Officer of the Company and reviewing the Chief Executive Officer's recommendations respecting compensation of other senior officers of the Company.

The Compensation Committee ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the Company's board of directors regarding the appointment of the Company's executive officers, and the establishment of, and any material changes to, executive compensation programmes, including that of the Chief Executive Officer. The Compensation Committee also oversees and administers the Company's employee compensation and benefits plans. The Compensation Committee is responsible for reviewing and recommending to the board of directors of the Company the terms of compensation of directors. The Compensation Committee is chaired by Rob Sobey and also currently composed of Sir Graham Day and Donald Wright.

Objectives of the Compensation Program

The Company's compensation program is designed to encourage behaviour and performance among the Company's key employees, including its Named Executive Officers, which the Compensation Committee believes is in the best interest of the Shareholders. The Company attempts to keep compensation consistent with the Company's strategic business and financial objectives and competitive within the industry in which the Company operates and the local market while enabling the Company to attract, motivate and retain executive personnel as the Company feels necessary to maximize return to shareholders. The incentive portion of the compensation program rewards positive annual performance to increase performance relative to prior years.

Elements of the Compensation Program

Unless otherwise stated, a Named Executive Officer's compensation is comprised of base salary compensation, performance based annual bonus awards, and option based awards. Each of these elements are discussed in more detail below.

In addition the Named Executive Officers are entitled participate in other group benefits plans, such as health and dental insurance, which are available to all employees of the Company and which are comparable to those offered by industry peers.

In 2007, shareholders approved the adoption of the Company’s Employee Share Purchase Plan to encourage employees, including Named Executive Officers, to accumulate savings through the ownership of DHX’s Shares. Additional details concerning the Employee Share Purchase Plan can be found under "Employee Share Purchase Plan" below.

Base Salary

Overall remuneration for each Named Executive Officer is determined having regard to individual measures such as the officer's current responsibilities, their individual performance and years of experience. In establishing base salaries, the Company considers such factors as current competitive market conditions, and comparable compensation levels within and outside the organization. When reviewing base salaries, the Compensation Committee considers equitable factors, such as desire to maintain a similar level of compensation for a particular officer group, their respective function, as well as length of service and salaries offered by other companies.

15

Performance Based Compensation

Historically, annual incentive bonuses have been awarded to Named Executive Officers based on multiple performance criteria, including evaluations of personal job performance and performance measured against objective business criteria, and in some cases subject to limits specified in the Named Executive Officer's employment agreements. For the year ended June 30, 2014, the bonuses of the Named Executive Officers were based on achieving an increase in EBITDA of 136%, as well as individual targets and successful negotiation of major acquisitions. Based on these factors, among others, the Compensation Committee set the bonuses of Michael Donovan, Dana Landry, Michael Hirsh, and Steven DeNure at $150,000, $150,000, $75,000 and $150,000 respectively. Peter Byrne, the CEO and Group Managing Director of Copyright Promotions Group Limited (“CPLG”) (a subsidiary company of DHX) was paid a bonus of $138,982 on May 1, 2014 in accordance with his employment contract. See "Employment Contracts" below.

Option Based Awards

The amount of option based awards given to Named Executive Officers in any given year, and any conditions imposed thereon, are designed to encourage the continued long term strategic planning on the part of the Named Executive Officers, to retain their services in subsequent years and to relate long term compensation to long term shareholder value. The Company's view is that in appropriate circumstances, option based awards can be an integral part of a balanced compensation program. The Company has entered into employment agreements with each of the Named Executive Officers that generally provide for option awards to be determined in the discretion of the Compensation Committee and with the approval of the board of directors of the Company.

Determining Compensation and Executive Compensation-Related Fees

In determining the remuneration, including salaries, bonuses and other compensation, of executives in respect of a fiscal year, the Compensation Committee of the Company takes into account the overall financial performance of the Company as well as the specific performance of each executive in his or her functions. In making its determination, no particular weight is given to one factor in relation to another. Based on a review of all such relevant factors, the Compensation Committee of the Company makes a determination as to the appropriate remuneration for each of the executives.

The Company's current compensation policy for its executive officers, including the Named Executives Officers, is intended to provide competitive rates of compensation that reflect the individual's performance and responsibilities. Incentive plans are provided to supplement base salary to various management levels in the Company based on the financial performance of the Company. The decision to award discretionary bonuses and/or to grant stock options under the Company’s stock option plan (the “Stock Option Plan”) is tied to the particular meritorious performance of the individual in question. The Chief Executive Officer makes recommendations to the Compensation Committee regarding the total remuneration and stock option grants for each of the Company's officers, other than for himself. The Compensation Committee then reviews and submits its recommendations to the board for consideration. Based on the recommendations of the Compensation Committee, the board approves the remuneration and stock option grants.

The compensation of the Chief Executive Officer of the Company is determined by the Compensation Committee in accordance with the same criteria upon which the compensation of all other executive officers is based and subsequently submitted to the board for approval. His compensation is viewed as being commensurate with his contribution to the Company and his responsibilities.

The Compensation Committee believes that the criteria behind the Company's compensation decisions are appropriate and effective to make overall compensation levels competitive to attract and retain quality employees but not excessive or out of step with market realities.

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During the most recently completed financial year on or about May 8, 2014, the Company engaged Hugessen Consulting Inc. ("Hugessen") to provide advice on the competitiveness and effectiveness of the Company's compensation programs for the senior executives and managers of the Company. As of the date of this Circular the Company has paid Hugessen $22,301.55 in consideration for services rendered with respect to the foregoing mandate.

Compensation Related Risks

In reviewing the compensation of DHX's Named Executive Officers and exercising its discretion in setting base salaries and performance targets, and making annual bonus and share option grant decisions, the Compensation Committee considers the mix of incentives created by different components of compensation and the effect those incentives may have on decisions being made by management, including the risk that such decisions may not be in the best interests of DHX and its Shareholders.

The Compensation Committee believes that a number of its compensation practices mitigate the risk of misaligned incentives for its Named Executive Officers, including:

•	Base salaries are determined with reference to DHX's industry peers.

•	In assessing performance for the purposes of annual bonus awards, the Compensation Committee refers to a variety of company-wide and individual performance measures targets to ensure that individual performance that is not reflected in the Company's overall performance is not excessively rewarded.

•	Annual bonus awards are generally capped and are not excessive relative to base salaries.

•	The compensation programs include a significant discretionary component allowing the Compensation Committee to address compensation that does not otherwise reflect Company performance.

•	Share option awards typically vest 25% per year over four years from the date of grant with reasonable exercise periods, providing a long term incentive to maximize share performance.

•	Employee share ownership is encouraged through DHX's Employee Share Purchase Plan.

As a result of its review of DHX's executive compensation, the Compensation Committee has concluded that there are no identified risks arising from its compensation programs which are reasonably likely to have a material adverse effect on DHX.

Performance Graph

The following graph compares for each of the last five fiscal years ended June 30th, the yearly percentage change in the cumulative total shareholder return on DHX’s Common Shares with the S&P/TSX Composite Index (the "S&P/TSX Index"). The performance of the DHX shares, as set out in the graph is based upon historical data and is not indicative of, nor intended to forecast, future performance of the DHX’s Common Shares.

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The chart below provides information with respect to the value of $100 invested on June 30, 2009, in DHX’s Common Shares as well as in the S&P/TSX Index, assuming dividend reinvestment when applicable:

	June 30
	2009	2010	2011	2012	2013	2014
DHX Media Ltd.	100.00	103.80	113.92	140.51	404.43	857.09
S&P/TSX Composite	100.00	108.86	128.20	111.78	116.91	145.99

The above graph and table demonstrate a general increase, with improved performance of DHX’s Common Shares for fiscal 2013 and 2014. (DHX's Common Shares increased 188% and 112% compared with 5% and 25%, respectively, for the S&P/TSX Index.) DHX's Common Shares outperformed the S&P/TSX Index composite by a factor of 6 to 1 for the stated time period. This strong performance in the Company’s Common Shares since 2012 is generally reflected in an increased total compensation of the Named Executive Officers year over year, which is further described in the "Summary Compensation Table" section immediately below.

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Summary Compensation Table

The following table sets forth information regarding compensation of the Company's Named Executive Officers:

Annual Compensation

				Share			Annual
	Fiscal			Based	Option Based		Incentive		All Other		Total
Name and Principal	Year	Salary		Awards	Awards(4)		Plans		Compensation(1)		Compensation
Position	Ended	($)		($)	($)		($)		($)		($)
Michael Donovan(6)	2014	$425,000		Nil	Nil		$150,000		Nil		$575,000
Executive	2013	$397,740		Nil	Nil		$200,000		Nil		$597,740
Chairman	2012	$325,000		Nil	Nil		$95,000		Nil		$420,000

Dana Landry(6)	2014	$325,000		Nil	Nil		$150,000		$30,000	(1)(a)	$505,000
Chief Executive	2013	$325,000		Nil	$332,259		$182,000		Nil		$839,259
Officer	2012	$325,000		Nil	Nil		$70,000		$31,667	(1)(a)	$426,667

Michael Hirsh(6)	2014	$325,000		Nil	Nil		$75,000		Nil		$400,000
Vice Chairman	2013	$223,493	(2)	Nil	$184,475		$100,000		Nil		$507,968
	2012	Nil		Nil	Nil		Nil		Nil		Nil

Steven DeNure	2014	$325,000		Nil	$385,000	(3)	$150,000		Nil		$860,000
President and	2013	$325,000		Nil	Nil		$163,000		Nil		$488,000
Chief Operating	2012	$325,000		Nil	$79,480		$70,000		Nil		$474,480
Officer

Peter Byrne	2014	$348,740	(5)	Nil	Nil		Nil	(7)	Nil		Nil	(7)
CEO and Group	2013	$131,258	(5)	Nil	$63,000		$138,982	(5)	Nil		$333,240
Managing Director	2012	N/A		N/A	N/A		N/A		N/A		N/A
of CPLG

(1)	The values in this column include all other compensation not reported in any other column of the table for each of the Named Executive Officers and includes the following:

(a)	Pursuant to Mr. Landry's three year employment contract dated September 1, 2009, the Company recorded $31,667 in 2012, $Nil in 2013 and $30,000 in fiscal year ended 2014, as non-cash compensation expense related to share purchase financing loan forgiveness.

(2)	Michael Hirsh joined the Company on October 22, 2012 at the annual salary of $325,000. For more information see "Employment Contracts" below.

(3)	In connection with the renewal of his employment agreement, on November 21, 2013 Mr. DeNure was granted 250,000 Options fair valued at $385,000. See note (4) below for assumptions used in calculating fair value. For more information see "Employment Contracts" below.

(4)	Options vest at various times and expire 5 years from the date of issuance. Value shown is based on the grant date fair value of the applicable awards determined by multiplying the number of options granted by their value established according to the Black Scholes and Merton model. This value is the same as the fair value established in accordance with generally accepted accounting principles ("GAAP") (See assumptions below):

	Year Ended	Year Ended
	June 30, 2013	June 30, 2014
Weighted Average Fair value per option granted	$0.85	$1.47
Assumptions:
Weighted Average Risk-free interest rate	1.30%	1.61%
Weighted Average Expected dividend yield	0.13%	1.16%

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	Year Ended	Year Ended
	June 30, 2013	June 30, 2014
Weighted Average Expected volatility	61%	52%
Weighted Average Expected life	4 years	4 years

(5)	Mr. Byrne is paid his salary and bonus, if any, in GBP. The conversion of Mr. Byrne's salary from GBP to CAD was calculated using the Bank of Canada average noon exchange rate for the applicable period. The conversion of Mr. Byrne's bonus for the financial year ended 2013 from GBP to CAD was calculated using the noon rate on the date of payment.

(6)	On July 31, 2014 Mr. Donovan resigned as CEO of the Company and Mr. Landry, DHX’s CFO at the time, was appointed as CEO in his place. Also on such date, Mr. Donovan was appointed Executive Chairman, Mr. Hirsh was appointed Vice-Chairman, and Keith Abriel was appointed as CFO, all of which was disclosed by press release on July 31, 2014.

(7)	As noted above under “Executive Compensation Performance Based Compensation”, Mr. Byrne was paid a bonus of $138,982 on May 1, 2014 in accordance with his employment contract. To date, Mr. Byrne has not been paid a bonus for the most recently completed financial year of the Company. For additional details concerning Mr. Byrne’s compensation and employment see "Employment Contracts" below.

Option-based Awards and Share-based Awards

The following table sets forth information regarding all option-based awards outstanding as at June 30, 2014 for each Named Executive Officer:

Option-based Awards

					Number of
	Number of				Shares or
	Securities			Value of	Units of
	Underlying			Unexercised in	Shares that
	Unexercised	Option		the Money	have not
	Options	Exercise Price	Option Expiration	Options	Vested
Name	(#)	($)	Date	($)	(#)

Michael Donovan	Nil	Nil	Nil	Nil	Nil

Dana Landry	500,000	$1.63	October 3, 2017	$2,540,000	312,500

Michael Hirsh	250,000	$1.81	November 21, 2017	$1,225,000	187,500

Steven DeNure	200,000	$0.92	May 23, 2017	$1,158,000	Nil
	250,000	$4.07	November 10, 2018	$660,000	250,000

Peter Byrne	50,000	$2.15	February 18, 2018	$228,000	37,500

During the fiscal year ended June 30, 2014, Steven DeNure exercised 300,000 Options on December 2, 2013, 15,000 on December 19, 2013 and 45,000 on January 10, 2014 and Dana Landry exercised 95,000 Options on July 8, 2013 and 55,000 on February 27, 2014.

The Company has not granted any share-based awards to any Named Executive Officers for the year ended June 30, 2014.

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Incentive Plan Awards Table

The following table sets forth for each Named Executive Officer the value vested or earned during the year ended June 30, 2014:

Incentive Plan Awards

	Option-Based Awards	Share Based Awards –	Non-Equity Incentive Plan
	Value Vested during the	Value Vested during the	Compensation – Value Earned
Name and Principal	Year	Year	during the Year
Position	($)	($)	($)
Michael Donovan	Nil	Nil	Nil
Dana Landry	$251,250	Nil	Nil
Michael Hirsh	$146,250	Nil	Nil
Steven DeNure	$434,000	Nil	Nil
Peter Byrne	$32,500	Nil	Nil

Pension Plan Benefits

There are no arrangements that provide for any form of pension plan benefits to Named Executive Officers.

Termination and Change of Control Benefits

A discussion of Termination and Change of Control benefits may be found under Employment Contracts below.

Compensation of Directors

The following table sets forth for the year ended June 30, 2014 information concerning the compensation paid to the Company's directors other than directors who are also Named Executive Officers and those directors that were appointed following the completion of the Company’s most recently completed financial year:

Compensation of Directors

	Fees Earned	Option Based Awards	Other Compensation	Total
Director	($)	($)	($)	($)
Sir Graham Day	$125,000	$154,000	Nil	$213,000
J. William Ritchie	$39,000	$154,000	Nil	$193,000
Rob Sobey	$48,500	$154,000	Nil	$202,500
Donald Wright	$160,500	$154,000	Nil	$314,500

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The following table sets forth information regarding all option-based awards outstanding as at June 30, 2014 for each director of the Company other than the directors who are also Named Executive Officers:

Option-based Awards

					Number of
	Number of				Shares or
	Securities			Value of	Units of
	Underlying			Unexercised in	Shares that
	Unexercised	Option		the Money	have not
	Options	Exercise Price	Option Expiration	Options	Vested
Name	(#)	($)	Date	($)	(#)
Sir Graham Day	25,000	$0.93	May 16, 2016	$144,500
	45,000	$1.81	November 21, 2017	$220,500
	100,000	$4.07	November 20, 2018	$264,000	170,000
J. William Ritchie	100,000	$0.93	May 16, 2016	$578,000
	60,000	$1.81	November 21, 2017	$294,000
	100,000	$4.07	November 20, 2018	$264,000	170,000
Rob Sobey	100,000	$0.93	May 16, 2016	$578,000
	60,000	$1.81	November 21, 2017	$294,000
	100,000	$4.07	November 20, 2018	$264,000	160,000
Donald Wright	100,000	$0.93	May 16, 2016	$578,000
	60,000	$1.81	November 21, 2017	$294,000
	100,000	$4.07	November 20, 2018	$264,000	170,000

During the fiscal year ended June 30, 2014, Sir Graham Day exercised 75,000 Options on August 27, 2013 and 15,000 Options on February 13, 2014.

The Company has not granted any share-based awards to any of its directors for the year ended June 30, 2014.

All non-executive directors are paid an annual stipend of $25,000 and attendance fees of $1,000 per meeting, whether attendance is in person or via teleconference. The "lead" director is paid an annual stipend of $35,000 and attendance fees of $1,000 per meeting. A non-executive director who acts as chair of any of the audit, compensation or governance committees will be paid an additional stipend of $12,500. All executive directors receive no stipend or attendance fees in their capacity as directors. All directors are entitled to be paid their traveling and other out-of-pocket expenses reasonably incurred by them in connection with the affairs of the Company.

In accordance with the Stock Option Plan, the Compensation Committee may from time to time, in its exclusive discretion, authorize the granting of Options to any of the non-executive directors on such terms and conditions as the Compensation Committee determines to be in the best interests of the Company. All non-executive directors are entitled to receive from time to time such number of DHX shares as the Compensation Committee determines to be in the best interests of the Company having regard to the Stock Option Plan, the Company's capitalization and share price, the tax implications for the directors and such other factors as the Compensation Committee deems relevant in its determination. Any options granted to directors vest at 25% per year over four years in equal instalments. Executive directors are not entitled to receive any Options in their capacity as directors.

Equity Compensation Plan Information

The following table sets out the number of securities authorized for issuance under DHX's equity compensation plans as of June 30, 2014.

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Equity Compensation Plan Information(1)

Number of securities remaining
	Number of securities to be	Weighted-average	available for future issuance
	issued upon exercise of	exercise price of	under equity compensation plans
	outstanding options,	outstanding options,	(excluding securities reflected in
	warrants and rights	warrants and rights	column (a))
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders	4,787,500	$2.14	5,992,331
Equity compensation plans not approved by securityholders	Nil	Nil	Nil
Total	4,787,500	$2.14	5,992,331

(1)	The formula for calculating the number of shares available for issuance under the Stock Option Plan is described in more detail below.

Stock Option Plan

In 2006, Shareholders approved the adoption of the Stock Option Plan. In 2009, the TSX and the Company's Shareholders approved a resolution, to increase the number of DHX shares reserved for issuance under the Stock Option Plan to 9% of the total number of Common Shares of the Company issued and outstanding from time to time and certain additional amendments to the Stock Option Plan. On September 30, 2014 the Company’s Shareholders approved, ratified and confirmed the unallocated options, rights and other entitlements under the Stock Option Plan. Additionally, effective as of October 6, 2014, as a result of the approval of the reorganization of the Company’s share capital structure, the shares subject to the Stock Option Plan and all options outstanding under the Stock Option Plan were automatically adjusted to be Common Voting Shares or Variable Voting Shares, as applicable, replacing the cancelled Common Shares. Under the Stock Option Plan, options to purchase Voting Shares ("Options") may be granted to full-time employees, consultants or directors of DHX, its subsidiaries and their respective successors and assigns. The exercise price of any Option to be granted under the Stock Option Plan is determined by the Board, but shall not be less than the closing price of the Voting Shares on the day immediately preceding the date of grant on the quotation system or stock exchange which had the greatest volume of trading of Voting Shares on the applicable trading day. As of the date of this Circular, there are presently options to purchase 6,820,000 Voting Shares issued and outstanding under the Stock Option Plan representing approximately 5.67% of DHX's issued and outstanding Voting Shares. The maximum number of Voting Shares issuable upon the exercise of Options shall not exceed such number which represents 9% of the issued and outstanding Voting Shares of DHX from time to time. As a result, should DHX issue additional Voting Shares in the future, the number of Voting Shares issuable under this Stock Option Plan will increase accordingly. The Stock Option Plan of DHX is considered an "evergreen" plan, since the Voting Shares covered by Options which have been exercised shall be available for subsequent grants.

The number of securities issuable to insiders, at any time, under all security based compensation arrangements, cannot exceed 10% of the issued and outstanding securities of DHX. Moreover, the number of securities issued to insiders of DHX within any one year period, under all security based compensation arrangements, cannot exceed 10% of issued and outstanding securities of DHX.

Under the Stock Option Plan, each Option will vest over such period as determined at the time of issue; provided that, if no vesting period is determined at the time of issue, no more than 25% of the Voting Shares subject to the Option will be exercisable during each twelve month period from the date of the grant.

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Each Option, unless terminated pursuant to the Stock Option Plan, will expire on a date to be designated by DHX at the time of the grant of the Option, however, such date can be no later than the date that is seven years after the date on which the Option was granted, except that if a holder of an Option (an "Optionholder") cannot exercise an Option because the Option expires during or within 10 business days of the end of a Blackout Period of the Company that is applicable to the Optionholder, the Option may be exercised up to 10 business days after that Blackout Period ends. "Blackout Period" means the period during which the relevant Optionholder of the Company is prohibited from exercising an option due to trading restrictions imposed by the Company.

If an Optionholder resigns, ceases to be an employee of DHX or ceases to be engaged by DHX, vested Options held by such holder may be exercised prior to the earlier of the 90th day following such occurrence and the expiry of the period during which the Options are otherwise exercisable. If an Optionholder is discharged or terminated as an employee or officer of DHX for cause or ceases to be engaged by DHX as a consultant for cause or breach of duty, or if a director is removed as a director of DHX by action of the board of directors of the Company or the Shareholders, each and every Option granted to such Optionholder shall immediately cease and terminate and be of no further force or effect whatsoever as to Voting Shares in respect of such Options, regardless of whether or not such Options had vested with respect to such Voting Shares.

In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any vested Option held by such Optionholder at the time of his or her death will expire and terminate on the earlier of (i) the 180th day following the date of death, unless DHX receives a notice from the legal representatives of the deceased stating that they wish to exercise the Option in respect of up to the number of Voting Shares that the deceased could have exercised at the date of his or her death, in which case the Option as it relates to such Voting Shares will not expire and DHX will issue to the estate of the deceased that number of Voting Shares as were specified in the notice of exercise, and (ii) the expiry of the period during which the Option is exercisable, or such later date within one year following the date of death of the Optionholder as DHX may in its discretion designate. In the event of the death of an Optionholder and the circumstances specified in the preceding paragraph have not occurred in relation to the Optionholder, any unvested or expired Option may, with the prior written consent of DHX, be exercised by the deceased's legal representatives with respect to up to that number of Options as DHX may designate and advise such legal representatives of by notice in writing given within one year following the date of the death of the Optionholder, provided that any such exercise is made by the deceased Optionholder's legal representatives pursuant to a written notice given by them to DHX on or prior to the earlier of the 60th day following the giving of such notice by DHX and the expiry of the period during which the Option is exercisable.

The following types of amendments to the Stock Option Plan require the approval of the Shareholders: (i) any amendment to the amendment provisions; (ii) any increase in the maximum number of Voting Shares issuable under the Stock Option Plan; (iii) any change in the exercise price and term of Options held by insiders under the Stock Option Plan; and (iv) any amendment to the Stock Option Plan which requires the approval of the Shareholders under any applicable securities laws or requirements (including without limitation the TSX rules and policies). Amendments to the Stock Option Plan that are not subject to Shareholder approval may be implemented by DHX without Shareholder approval, subject to any approval required by the rules of any stock exchange on which the Voting Shares are listed and any other requirements of applicable law. Such amendments include, without limitation, housekeeping changes, clarifications, ensuring compliance with applicable law and amending the Stock Option Plan or Options under the Stock Option Plan, including with respect to the option period (provided that the period during which an Option is exercisable does not exceed 7 years from the date the Option is granted and that such Option is not held by an Insider (as defined in the Stock Option Plan)), vesting period, exercise method and frequency, subscription price (provided that such Option is not held by an Insider (as defined in the Stock Option Plan)) and method of determining the subscription price, assignability and effect of death, disability, termination of a participant's employment or cessation of the participant's directorship. DHX may, in its sole discretion, make loans or provide guarantees for loans by financial institutions to assist participants to purchase Voting Shares upon the exercise of the Options so granted and if such a loan is made by DHX, it shall be secured by the shares purchased with the proceeds of such loans. In the event of a corporate transaction the board of directors of the Company may accelerate the vesting of any Option and Options terminate immediately prior to the effective date of such corporate transaction. The interest of any Optionholder under the Stock Option Plan or in any Option is not transferable. In the event of, among other things, an amalgamation, arrangement or take-over bid affecting DHX, the board of directors will make an equitable adjustment to any Options then outstanding and in the exercise price in respect of such Options.

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Employee Share Purchase Plan

In 2007, Shareholders approved the adoption of the employee share purchase plan (the "Employee Share Purchase Plan"). Prior to the share capital reorganization of DHX, as of June 30, 2014 there were 395,023 Common Shares of DHX reserved for issuance under the Employee Share Purchase Plan. Currently there are 391,217 Voting Shares reserved for issuance under the Employee Share Purchase Plan.

Any designated person regularly employed by DHX or any of its subsidiaries is eligible to become a member of the Employee Share Purchase Plan upon the later of November 6, 2007 or the completion of one year of continuous service as an employee of DHX. The administrator of the plan is Computershare or such other person appointed by DHX to purchase, hold and distribute the Voting Shares in accordance with the terms and provisions of the Employee Share Purchase Plan.

Pursuant to the Employee Share Purchase Plan, members participating in the plan may make contributions, by payroll deduction only, at a rate of between 1% and 10% of their salary. DHX then remits the payroll deductions to the administrator who purchases Voting Shares from the treasury of DHX at a purchase price equal to the 10 day volume weighted average price of the Voting Shares traded on the TSX less 15%. Therefore, the purchase price of the Voting Shares pursuant to the Employee Share Purchase Plan could be below the market price (as defined in the TSX Company Manual) of the Voting Shares. The purchased Voting Shares are credited to an account maintained for the member by DHX.

If a member of the Employee Share Purchase Plan terminates employment with DHX, retires from employment at DHX or otherwise elects to withdraw from participation in the Employee Share Purchase Plan, the member will have the choice to receive (i) the number of whole Voting Shares credited to his or her account, or (ii) the cash equivalent of the value of the whole Voting Shares credited to his or her account, less any brokerage fees as determined by the administrator of the Employee Share Purchase Plan. A member of the Employee Share Purchase Plan may elect, from time to time, to sell all or part of the Voting Shares credited to the member's account in accordance with DHX's Insider Trading Policy by completing and filing with DHX a seven day prior notice on a form prescribed by DHX.

The Employee Share Purchase Plan may be terminated at any time by the Board, in which event each member of the Employee Share Purchase Plan shall receive, as soon as practicable following the effective date of termination of the Employee Share Purchase Plan, the number of whole Voting Shares in his or her account and a cash payment for any fractional Voting Shares held in his or her account.

In the event that the Voting Shares are subdivided, consolidated, converted or reclassified by DHX, or any action of a similar nature affecting the Voting Shares is taken by DHX, the Voting Shares held by the administrator of the Employee Share Purchase Plan for the benefit of the Employee Share Purchase Plan members shall be appropriately adjusted.

In the event a subsidiary company ceases being a subsidiary, each employee of such subsidiary shall cease being a member of the Employee Share Purchase Plan and will receive the number of whole shares in his or her account and a cheque for fractional shares.

Employment Contracts

DHX has entered into employment agreements with each of Michael Donovan, Dana Landry, Michael Hirsh, Steven DeNure and Peter Byrne. DHX has also entered into an employment agreement with Keith Abriel who was recently appointed CFO of the Company following the completion of the Company’s most recent fiscal year.

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The Agreement for Mr. Donovan for the most recently completed financial year provides for a salary of $425,000 and a discretionary bonus based on performance. The agreement provides that Mr. Donovan is entitled to (i) receive yearly bonus based upon his and DHX's performance, which if paid shall be no less than 20% of his annual salary; and (ii) participate in any benefit plan generally available to employees of the Company. The agreement commenced on September 17, 2012 and the term is for a period of three years with automatic renewal for an additional term of three years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. As noted above, Mr. Donovan was recently appointed Executive Chairman of the Company effective as of July 31, 2014. Mr. Donovan has recently entered into a new employment agreement with the Company, which provides for a salary of $425,000 along with a discretionary bonus in the event DHX achieves certain budgeted targets. The term of Mr. Donovan’s new agreement is two years with automatic renewal for an additional term of two years unless terminated by the employer or the employee at least six months prior to the end of the applicable term and includes the same termination and change of control provisions as his previous agreement which provisions are described in more detail in this section below.

The agreement for Mr. Landry for the most recently completed financial year commenced on September 1, 2012 and provides for a salary of $325,000 and a discretionary bonus based on DHX achieving its budgeted target established from time to time. DHX also agreed pursuant to such agreement to grant to Mr. Landry options to acquire an aggregate of 500,000 DHX shares, subject to customary vesting provisions or accelerated vesting in the event that DHX and Mr. Landry achieve their targets. As noted above, Mr. Landry was recently appointed CEO of the Company on July 31, 2014. As of such date Mr. Landry entered into a new employment contract with the Company which provides for a salary of $475,000 along with a discretionary bonus in the event DHX achieves certain budgeted targets. Mr. Landry was also granted options to acquire an aggregate of 1,000,000 DHX shares, subject to customary vesting provisions or accelerated vesting in the event that DHX and Mr. Landry achieve their targets (subject to the discretion of the Compensation Committee). The term of Mr. Landry's new agreement is four years with automatic renewal for an additional term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term and includes the same termination and change of control provisions as his previous agreement which provisions are described in more detail in this section below.

The Agreement for Michael Hirsh for the most recently completed financial year provides for a salary of $325,000 and a discretionary bonus based on performance. The agreement provides that Mr. Hirsh is entitled to (i) receive a yearly bonus based upon his and DHX's performance, which if paid shall be no less than 20% of his annual salary; and (ii) participate in any benefit plan generally available to employees of the Company. DHX also agreed to grant to Mr. Hirsh options to acquire an aggregate of 250,000 DHX shares, subject to customary vesting provisions. The agreement for Mr. Hirsh commenced on October 22, 2012 and is for a term of three years with automatic renewal for an additional term of three years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. As noted above, Mr. Hirsh was recently appointed Vice-Chairman of the Company effective as of July 31, 2014. As of the date of this Circular there have been no changes to Mr. Hirsh’s employment contract.

The current agreement for Mr. DeNure provides for a salary of $325,000 and a bonus based on performance. The agreement provides that if DHX achieves its budgeted target established from time the time Mr. DeNure will earn a bonus of $40,000, of which a portion is discretionary and a portion is earned by achieving such target. In addition, Mr. DeNure can earn an additional bonus for exceeding his target, to a maximum of 100% of his base salary. As noted above DHX also agreed to grant to Mr. DeNure options to acquire an aggregate of 250,000 DHX shares, subject to customary vesting provisions in connection with the renewal of his employment agreement. Mr. DeNure’s renewed agreement commenced on May 19, 2014 and is for a term of three years with automatic renewal for an additional term of three years unless terminated by the employer or the employee at least six months prior to the end of the applicable term.

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Mr. Abriel was appointed CFO of the Company effective as of July 31, 2014. Mr. Abriel's employment contract provides for a salary of $270,000 and a discretionary bonus in the event that DHX achieves its budgeted target from time to time. Pursuant to his employment contract, DHX also granted Mr. Abriel options to acquire an aggregate of 175,000 DHX shares, subject to customary vesting provisions. Mr. Abriel's agreement is for a term of four years and automatically renews for a term of four years unless terminated by the employer or the employee at least six months prior to the end of the applicable term. Mr. Abriel’s agreement includes the same termination and change of control provisions as the remainder of the Named Executive Officers (excluding Mr. Byrne) as described in more detail below.

The current Agreement for Mr. Byrne provides for a salary of £200,000 and a bonus based on performance. The agreement provides for three different levels of bonus determined by the board of directors of his employer and calculable based on a percentage of Mr. Byrne's base salary (50%, 75% and 100%), eligibility for which corresponds to targets specified in his employment agreement for each bonus level. As noted above, Mr. Byrne was paid a bonus of $138,982 on May 1, 2014 in accordance with his employment contract. Mr. Byrne's agreement commenced on February 1, 2013 and may be terminated by either party with six months' prior written notice.

For each of the employment agreements for the Named Executive Officers, if the employer exercises its right to terminate the agreement at the time of expiry of the term and provides written notice thereof, the employee will receive a lump sum severance payment equal to 12 months base salary (excluding Mr. Byrne's agreement which may be terminated at any time with payment of a lump sum severance amount equal to 6 months base salary). If the employer terminates the employee's employment without cause at any time during the applicable term, the employee is entitled to a lump sum severance payment of 18 months base salary, which cannot be set off against any monies claimed by the employer (excluding Mr. Byrne's agreement which may be terminated at any time with payment of a lump sum severance amount equal to 6 months base salary). In addition, each of the agreements automatically terminates in the event of change in control of the Company and the termination or resignation of the Employee within six months of such change of control due to a material change in job responsibilities. In the event of such a change of control each employee will be paid a lump sum severance payment of 18 months base salary (except for Mr. Byrne's agreement which lump sum severance payment is equal to 12 months base salary).

Pursuant to all of the employment agreements, all intellectual property developed by the employee in the course of employment remains the exclusive property of the employer. Each of these employees has agreed not to hire or take away any employee of the employer during the term of employment and for a six-month period following termination. Each of the employees have agreed not to compete with the employer through involvement with entities engaged in film and television production primarily in Canada during their term of employment and for six months following termination which may waived by the employer.

Non-Disclosure Agreements

All senior executives and consultants of the Company, including its executive officers, have in connection with their employment with the Company entered into agreements with the Company requiring the non-disclosure of confidential information of the Company and the assignment, and confirmation of the Company's ownership of all intellectual property rights created in the course of such employee's employment or consultant's involvement with the Company.

Insurance Coverage for the Company and Indemnification

The Company's directors and officers are covered under a Directors & Officers Liability Insurance policy. As of June 30, 2014, the aggregate coverage amount applicable to those directors and officers insured under the policies will be $10,000,000 per occurrence and $10,000,000 as an aggregate limit per policy year, inclusive of defence costs. Under such policy, the Company has reimbursement coverage to the extent that the Company or a subsidiary has indemnified a director or officer in excess of a retention amount of $25,000. The By-Laws also provide for indemnification of the directors and officers of the Company against liability and costs for any action against them in the execution of their duties of office, subject to certain conditions and limitations. The annual premium paid in respect of the Directors & Officers Liability Insurance policy for the fiscal year ended June 30, 2014 was $32,820.

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STATEMENT OF CORPORATE GOVERNANCE PRACTICES

The board of directors and senior management of the Company consider good corporate governance to be central to the effective operation of the Company. Set out below is a description of certain corporate governance practices of the Company, as required by National Instrument 58-101 Disclosure of Corporate Governance Practices.

Board of Directors

The following members of the board of directors have been determined to be independent: Sir Graham Day, Robert Sobey, Donald Wright, David Colville, Geoffrey Machum and Elizabeth Beale. The following members of the board of directors have been determined not to be independent by virtue of their current or former positions as executive officers of, or other relationship with, the Company: Michael Donovan, Michael Hirsh, Dana Landry and Catherine Tait. Ms. Tait provided the Company with consulting services in respectof the Company’s acquisition of the Family Channel business. Therefore, the majority of the members of the board of directors are independent. To facilitate full and frank discussion, any independent director may at any time request an in camera portion of a meeting of the board of directors to be held, at which non-independent directors and members of management are not in attendance.

Moreover, certain issues that arise are referred to a special committee of independent directors for their consideration, at which non-independent directors and members of management are not in attendance.

Between July 1, 2013 and June 30, 2014, the board of directors and its committees held the following number of meetings:

Board Meetings

Number of Meetings
Board of Directors	13
Audit Committee	4
Compensation Committee	3
Production Finance Committee	0
Corporate Governance and Nominations Committee	3
Special Committee	2
Search Committee	0

The attendance of the directors at such meetings was as follows:

Attendance

	Board Meetings	Committee Meetings	Special Committee Meetings
Directors	Attended	Attended	Attended
Sir Graham Day	12 of 13	8 of 10	2 of 2
Michael Donovan	13 of 13	N/A	N/A
Michael Hirsh	12 of 13	N/A	N/A

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Attendance

	Board Meetings	Committee Meetings	Special Committee Meetings
Directors	Attended	Attended	Attended
David Colville(1)	N/A	N/A	N/A
J. William Ritchie	12 of 13	8 of 10	N/A
Geoffrey Machum(1)	N/A	N/A	N/A
Robert Sobey	11 of 13	3 of 3	N/A
Donald Wright	13 of 13	10 of 10	2 of 2
Dana Landry(2)	N/A	N/A	N/A
Catherine Tait(3)	N/A	N/A	N/A
Elizabeth Beale(3)	N/A	N/A	N/A

(1)	David Colville and Geoffrey Machum were appointed as directors of DHX on May 16, 2014 and were not eligible to attend any meetings during the Company’s most recently completed financial year.
(2)	Dana Landry was appointed as a director of DHX on September 23, 2014 and was not eligible to attend any meetings during the Company’s most recently completed financial year.
(3)	Elizabeth Beale and Catherine Tait were appointed as directors of DHX on November 12, 2014 and were not eligible to attend any meetings during the Company’s most recently completed financial year.

Board Mandate

The members of the board of directors have the duty to supervise the management of the business and affairs of the Company. The board of directors provides direction to senior management through the Chief Executive Officer, to pursue the best interests of the Company. The full text of the board mandate is available on the Investor Relations Section of DHX’s website at www.dhxmedia.com or may be obtained in print, without charge, by any shareholder upon request to the Company’s Corporate Secretary by email at invest@dhxmedia.com.

Position Descriptions

The board of directors has developed written position description for the positions of Chief Executive Officer, Chairman and lead director. The board of directors has not developed written position descriptions for the chairs of its committees. The chairs of those committees of the board of directors of the Company have significant experience from other public company boards. The board of directors has developed a mutual understanding of the roles and responsibilities of these positions and believes that such roles and responsibilities are effectively delineated without a formal structure. The board of directors discusses any proposed changes to the roles and responsibilities for these positions before such changes are implemented. The Company facilitates access to independent advisors for guidance where necessary in the opinion of the Chairman of the board of directors or any of its committees.

Orientation and Continuing Education

New members will be offered an orientation program commensurate with their experience in the film and television production, distribution and broadcasting business. Each new member will meet with each of the Chairman of the board of directors, and the chairs of the audit committee, the corporate governance and nominations committee, and the production finance committee to discuss the role of the board of directors and its committees and members. In addition, each new member of the board of directors will be presented with a package containing all public filings made by the Company during the preceding 24 months upon request, and will have the opportunity to meet in person to discuss the nature and operation of the Company’s business with each of the Executive Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer of the Company. Each new member will also be given the opportunity, upon request, to retain independent legal counsel, at the Company’s expense, to advise him or her with respect to issues raised by his or her membership in the board of directors.

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Nomination of Directors

The corporate governance and nominations committee is composed entirely of independent directors. Its purpose is to assist the Company’s board of directors in fulfilling its responsibilities by overseeing the Company’s corporate governance policies and making recommendations aimed at enhancing the effectiveness of the board of directors. The committee is responsible for (i) the oversight of corporate governance practices; (ii) the general management of board and committee activities including reviewing the board and committee mandates, scheduling meetings, ensuring effective communication, recommending procedures to permit the board to function independently from management and reviewing and approving the Company’s response to any applicable rules or regulations of applicable securities regulators and stock exchanges; (iii) evaluating board effectiveness; (iv) the recruitment and education of directors; and (v) succession planning for the Chief Executive Officer. The committee identifies, evaluates and recommends to the board of directors new candidates for election to the board. As well, each director can suggest individuals as potential directors for the board. The board of directors of the Company as a whole makes the final decision on who to nominate the board of directors.

Compensation

Please see Executive Compensation above for particulars regarding the Company’s compensation policies and practices.

Committees of the Board of Directors

The board of directors of the Company has established an audit committee, a human resources and compensation committee (described further under “Executive Compensation Compensation Committee” above), a corporate governance and nominations committee and a production financing committee. Each of the committees has adopted a written charter establishing its role and responsibilities.

Audit Committee

The audit committee assists the board of directors of the Company in fulfilling its responsibilities for oversight and supervision of financial and accounting matters. These responsibilities include oversight of the quality and integrity of the Company’s internal controls and procedures, reviewing annual and quarterly financial statements and related management discussion and analysis, engaging the external auditor and approving independent audit fees and considering the recommendations of the independent auditor, monitoring the Company’s compliance with legal and regulatory requirements related to financial reporting and examining improprieties or suspected improprieties with respect to accounting and other matters that impact financial reporting. The audit committee has the authority to retain outside counsel or experts to assist the committee in performing its functions. The Company’s audit committee is chaired by Donald Wright and currently also composed of Sir Graham Day, each of whom is an unrelated independent director. Each of the members of the audit committee is “independent” and “financially literate” within the meaning of Multilateral Instrument 52-110 Audit Committees of the Canadian Securities Administrators. For a description of the relevant education and experience of the Audit Committee members, see “Matters to be Acted Upon at the Meeting – Election of Directors”.

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Human Resources and Compensation Committee

The Compensation Committee ensures that the Company has high calibre executive management in place and a total compensation plan that is competitive, motivating and rewarding for participants. The Compensation Committee reviews and makes recommendations to the Company’s board of directors regarding the appointment of the Company’s executive officers, and the establishment of, and any material changes to, executive compensation programmes, including that of the Chief Executive Officer. The Compensation Committee also oversees and administers the Company’s employee compensation and benefits plans. The Compensation Committee is responsible for reviewing and recommending to the board of directors of the Company the terms of compensation of directors. The Compensation Committee is chaired by Robert Sobey and also currently composed of Sir Graham Day and Donald Wright. The Company has determined that each member of the Compensation Committee is an independent director. The Compensation Committee is additionally described above under “Executive Compensation – Compensation Committee”.

Corporate Governance and Nominations Committee

The corporate governance and nominations committee assists the board of directors of the Company in identifying candidates for the board of directors of the Company and in developing and implementing effective corporate governance principles for the Company. The committee is responsible for establishing a code of conduct and ethics for the Company and for overseeing the Company’s policy on insider trading. The corporate governance and nominations committee also evaluates the effectiveness of the board of directors of the Company as a whole, each committee of the board of directors of the Company and the contribution of individual directors. The corporate governance and nominations committee is chaired by Sir Graham Day and is also currently composed of Donald A. Wright. The Company has determined that each member of the corporate governance and nominations committee is an independent director. The corporate governance and nominations committee is additionally described above under “Nomination of Directors”.

Production Financing Committee

The production and financing committee consists of Michael Donovan and Sir Graham Day and has the authority to approve, execute and authorize all film and television production financing.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

There is no indebtedness owing to DHX from any of DHX's officers, directors, employees or former officers, directors and employees, including in respect of indebtedness to others where the indebtedness is the subject of a guarantee, support agreement, letter of credit or other similar arrangement provided by DHX, except as follows:

As of November 1, 2014, Dana Landry had share purchase loans outstanding to DHX of $47,192.88 for the purchase of 175,000 DHX shares. Mr. Landry's loan bears interest of 2% per annum and is fully secured against the underlying shares.

The aggregate indebtedness of all directors, former directors and executive officers of DHX as at November 1, 2014 was:

Aggregate Indebtedness

Purpose	to DHX or its Subsidiaries	to Another Entity
Share Purchases	$47,192.88	N/A
Other Purposes	N/A	N/A

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INTEREST OF CERTAIN PERSONS IN MATTERS TO BE ACTED UPON

Except as disclosed in this Circular, none of the persons who are or have been Directors or executive officers of DHX since July 1, 2013 or the associates or affiliates of those persons have any material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted upon at the Meeting.

GENERAL

Unless otherwise stated, information contained herein is given as of the date hereof. A copy of this Circular has been sent to each Director, to the applicable regulatory authorities, to each Shareholder entitled to notice of the Meeting and to the auditors of DHX. Additional information regarding DHX may be found on SEDAR at www.sedar.com. Shareholders may contact DHX at 1478 Queen Street, Halifax, Nova Scotia, B3J 2H7, or by telephone at (902) 423-0260 to obtain copies of DHX’s financial statements and MD&A.

DATED as of the 19th day of November, 2014.

(signed) Mark Gosine

EVP, Legal Affairs, General Counsel & Corporate Secretary

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